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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               VARLEN CORPORATION

                           (Name of Subject Company)

                               VARLEN CORPORATION

                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                (And Associated Preferred Share Purchase Rights)

                         (Title of Class of Securities)

                                  922248 10 9

                     (CUSIP Number of Class of Securities)

                                RAYMOND A. JEAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               VARLEN CORPORATION
                       55 SHUMAN BOULEVARD, P.O. BOX 3089
                        NAPERVILLE, ILLINOIS 60566-7089
                                 (630) 420-0400

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                            ------------------------

                                WITH COPIES TO:

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
    Vicki L. Casmere, Esq.           R. Scott Falk, Esq.            Kevin G. Abrams, Esq.
   Vice President, General             Kirkland & Ellis           Richards, Layton & Finger
     Counsel & Secretary           200 East Randolph Drive            One Rodney Square
      Varlen Corporation           Chicago, Illinois 60601              P. O. Box 551
     55 Shuman Boulevard                (312) 861-2000            Wilmington, Delaware 19899
        P.O. Box 3089                                                   (302) 658-6541
     Naperville, Illinois
          60566-7089
        (630) 420-0400
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    This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as subsequently amended, the "Schedule 14D-9")
filed with the Securities and Exchange Commission (the "Commission") on June 7,
1999, by Varlen Corporation (the "Company" or "Varlen"), relating to the cash tender offer by Track Acquisition Incorporated ("Track"), a Delaware corporation and a wholly owned subsidiary of Amsted Industries Incorporated ("Amsted"), to purchase all outstanding shares of the Company's common stock, par value $.10 per share (the "Common Stock"), including the associated Preferred Share
Purchase Rights (the "Rights," and together with the Common Stock, the "Shares")
issued pursuant to the Rights Agreement dated as of June 17, 1996 (as amended, the "Rights Agreement"), between the Company and Harris Trust and Savings Bank
(the "Rights Agent"), at a price of $35.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 1999, and in the related Letter of Transmittal (which together, as amended and supplemented, constitute the "Amsted Offer"). The Amsted Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 24, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed with the Commission.
Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The response to Item 4 is hereby amended and supplemented by adding the following:

    On August 1, 1999, the Company, Track and Amsted entered into a definitive merger agreement (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit 42 hereto and is incorporated by reference herein. Pursuant to the Merger Agreement, the purchase price of the Amsted Offer has been increased from $35.00 per Share to $42.00 per Share and the conditions to the Amsted Offer have been revised as described in Annex I to the Merger Agreement. On August 1, 1999, the Board received the opinion of Morgan Stanley stating that as of the date of such opinion the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The full text of such opinion is attached hereto as Exhibit 43 and is incorporated by reference herein. The expiration date of the Amsted Offer, which was scheduled for 12:00 midnight, New York City time, on Wednesday, August 4, 1999, has been extended to 12:00 midnight, New York City time, on Friday, August 13, 1999, unless further extended.

    On August 1, 1999, the Company and Amsted issued a joint press release announcing the execution of the Merger Agreement and the extension of the expiration date. A copy of the press release is filed as Exhibit 44 hereto and is incorporated by reference herein.

    In addition, on August 2, 1999, the Company sent a memorandum to its employees announcing the execution of the Merger Agreement. The memorandum to employees is attached hereto as Exhibit 45 and is incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The response to Item 9 is hereby amended and supplemented by adding the following new exhibits:

    42. Agreement and Plan of Merger, dated as of May 1, 1999, among the Company, Track and Amsted.

    43. Opinion of Morgan Stanley & Co. Incorporated, dated August 1, 1999.

    44. Press Release, dated August 1, 1999.

    45. Memorandum to Varlen employees, dated August 2, 1999.

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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
                                VARLEN CORPORATION

                                By:             /s/ RAYMOND A. JEAN
                                     -----------------------------------------
                                                  Raymond A. Jean
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
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Dated: August 2, 1999

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